RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

09046509

RECEIVED
2009 JUN -2 A 3:41

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

May 25, 2009

**Exemption No 82- 35008**

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

| Sr. No. | Particulars |
|---|---|
| 1. | Letters dated May 25, 2009 forwarding therewith 6 copies of the postal ballot notice in compliance of Clauses 31 (b) of the Listing Agreement entered into with the Stock Exchanges in India. |

Copies of the above letters are enclosed herewith for information and records.

Kindly take the same on record.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl.: As above

dlw 7/9

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

May 25, 2009

The Manager
Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone : 2272 1121-22
2272 3121, 2272 3719
Facsimile : 2272 2037, 39 /2041-2061

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone : 2659 8235/36,
2659 8100-8114, 2659 8452
Facsimile : 2659 8237/38

Dear Sir,

Sub : **Postal Ballot Notice**

Pursuant to sub-clause (b) of Clause 31 of the Listing Agreement, we forward herewith six copies of Notice pursuant to Section 192A of the Companies Act, 1956 for seeking approval of the Members to the proposal for raising long term funds by issue of securities on preferential allotment basis and an enabling resolution for issue of equity shares to qualified institutional buyers, for your information and record.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl:

**RELIANCE Infrastructure**
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055. India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

May 25, 2009

The Manager
Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone : 2272 1121-22
2272 3121, 2272 3719
Facsimile : 2272 2037, 39 /2041-2061

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone : 2659 8235/36,
2659 8100-8114, 2659 8452
Facsimile : 2659 8237/38

Dear Sir,

Sub : **Postal Ballot Notice**

Pursuant to sub-clause (b) of Clause 31 of the Listing Agreement, we forward herewith six copies of Notice pursuant to Section 192A of the Companies Act, 1956 for seeking approval of the Members to the proposal for raising long term funds by issue of securities on preferential allotment basis and an enabling resolution for issue of equity shares to qualified institutional buyers, for your information and record.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl:

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Registered Office:
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055

## Notice Pursuant to Section 192A of the Companies Act, 1956

Notice is hereby given, pursuant to Section 192A of the Companies Act, 1956 read with the Companies (Passing of Resolution by Postal Ballot) Rules, 2001 to transact the following items of special business by the Members of Reliance Infrastructure Limited by passing Resolution through Postal Ballot:

### 1. Raising long term funds

To consider and if thought fit, to pass the following resolution as a **Special Resolution:**

"RESOLVED THAT pursuant to the provisions of Section 81(1A) and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification(s) or re-enactment thereof, for the time being in force) and in accordance with the enabling provisions of the Memorandum and Articles of Association of the Company, the Rules/Regulations/ Guidelines, if any, prescribed by the Securities and Exchange Board of India and/or any other regulatory authority, the Listing Agreements entered into by the Company with the Stock Exchanges where the shares of the Company are listed and subject to the approval(s), consent(s), permission(s) and / or sanction(s), if any, of the appropriate authorities, institutions or bodies as may be required, and subject to such conditions as may be prescribed by any of them while granting any such approval(s), consent(s), permission(s), and / or sanction(s), and which may be agreed to by the Board of Directors of the Company (hereinafter called 'the Board' which term shall be deemed to include any committee which the Board may have constituted or hereinafter constitute to exercise its powers including the powers conferred by this resolution), the Board be and is hereby authorised on behalf of the Company to create, offer, issue and allot, from time to time, in one or more tranches, warrants entitling the holder(s) thereof to subscribe, from time to time, the equity shares of the Company (hereinafter referred to as the "Securities"), to the promoter / promoter group, whether or not they are Members of the Company, under a preferential issue through offer letter and/or circular and/or information memorandum and/or private placement memorandum and/or such other documents / writings, in such manner and on such terms and conditions as may be determined by the Board in its absolute discretion; provided that the aggregate number of resultant equity shares of the Company to be issued against warrants shall not exceed 4,29,00,000 fully paid equity shares of the face value of Rs.10 each, at a price being not less than the higher of the following:

(a) The average of the weekly high and low of the closing prices of the Company's shares quoted on the Stock Exchange (National Stock Exchange of India Limited) during the six months preceding the "relevant date"; or

(b) The average of the weekly high and low of the closing prices of the Company's shares quoted on the Stock Exchange (National Stock Exchange of India Limited) during the two weeks preceding the "relevant date".

The relevant date for this purpose shall be May 25, 2009.

RESOLVED FURTHER THAT the resultant equity shares to be issued and allotted upon exercise of right attached to the warrants in terms of this resolution shall rank *pari passu* in all respects with the then existing equity shares of the Company and be listed on stock exchanges where the equity shares of the Company are listed.

RESOLVED FURTHER THAT for the purpose of giving effect to the above, the Board be and is hereby authorised on behalf of the Company to take all actions and do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, desirable or expedient for the issue or allotment of aforesaid Securities and listing thereof with the stock exchange(s) as appropriate and to resolve and settle all questions and difficulties that may arise in the proposed issue, offer and allotment of the Securities, utilisation of the issue proceeds and to do all acts, deeds, matters and things in connection therewith and incidental thereto as the Board, in its absolute discretion, may deem necessary, expedient, proper or desirable and to settle all questions, difficulties or doubts that may arise in this regard at any stage without requiring the Board to seek any further consent or approval of the Members or otherwise to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Board be and is hereby authorised to delegate all or any of the powers herein conferred to any Committee of Directors or any other Director(s) or executive(s)/officer(s) of the Company to do all such acts, deeds, matters and things as also to execute such documents, writings, etc. as may be necessary to give effect to the aforesaid resolution."

2. **Issue of equity shares to the Qualified Institutional Buyers**

To consider and, if thought fit, to pass the following Resolution as a **Special Resolution:**

"(a) RESOLVED THAT pursuant to Section 81(1A) and all other applicable provisions of the Companies Act, 1956 (including any statutory modification or re-enactment thereof, for the time being in force) and enabling provisions of the Memorandum and Articles of Association of the Company, the Listing Agreements entered into with the Stock Exchanges and subject to the provisions of Chapter XIII-A of the SEBI (Disclosure and Investor Protection) Guidelines, 2000 ("SEBI DIP Guidelines"), the provisions of the Foreign Exchange Management Act, 1999 and the Foreign Exchange Management (Transfer or issue of security by a Person Resident Outside India) Regulations, 2000, applicable rules, regulations, guidelines or laws and/or any approval, consent, permission or sanction of the Central Government, Reserve Bank of India and any other appropriate authorities, institutions or bodies (hereinafter collectively referred to as the "appropriate authorities"), and subject to such conditions as may be prescribed by any one of them while granting any such approval, consent, permission, and / or sanction (hereinafter referred to as the "requisite approvals"), which may be agreed to by the Board of Directors of the Company (hereinafter called the "Board" which term shall be deemed to include any committee which the Board may have constituted or hereinafter constitute to exercise its powers including the power conferred by this resolution), the Board be and is hereby authorised to issue, offer and allot equity shares/ fully convertible debentures/ partly convertible debentures / non convertible debentures with warrants/ any other securities (other than warrants), which are convertible into or exchangeable with equity shares on such date as may be determined by the Board but not later than 60 months from the date of allotment (collectively referred to as "QIP Securities"), to the Qualified Institutional Buyers (QIBs) as per the SEBI DIP Guidelines, on the basis of placement document(s), at such time or times in one or more tranche or tranches, at par or at such price or prices, and on such terms and conditions and in such manner as the Board may, in its absolute discretion determine, in consultation with the Lead Managers, Advisors or other intermediaries, provided however that the issue of securities as above shall not result in increase of the issued equity share capital of the Company by more than 25% of the then issued equity shares of the Company.

(b) RESOLVED FURTHER THAT the relevant date for the determination of applicable price for the issue of the QIP Securities shall be the date on which the Board of the Company decide to open the proposed issue, or the date on which the holder of the securities which are convertible into or exchangeable with equity shares at a later date becomes entitled to apply for the said shares, as the case may be ("Relevant Date").

(c) RESOLVED FURTHER THAT the Board be and is hereby authorised to issue and allot such number of equity shares as may be required to be issued and allotted upon conversion of any Securities referred to in paragraph (a) above or as may be necessary in accordance with the terms of the offering, all such shares being *pari passu* with the then existing shares of the Company in all respects, as may be provided under the terms of the issue and in the offering document.

(d) RESOLVED FURTHER THAT such of these Securities to be issued as are not subscribed may be disposed of by the Board to such persons and in such manner and on such terms as the Board in its absolute discretion thinks fit in accordance with the provisions of law.

(e) RESOLVED FURTHER THAT the issue to the holders of the securities with equity shares underlying such securities shall be inter alia, subject to suitable adjustment in the number of shares, the price and the time period, etc. in the event of any change in the equity capital structure of the Company consequent upon any merger, amalgamation, takeover or any other re-organisation or restructuring in the Company.

(f) RESOLVED FURTHER THAT for the purpose of giving effect to any issue or allotment of Securities or instruments representing the same, as described in paragraph (a) above, the Board be and is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may at its absolute discretion deem necessary or desirable for such purpose, including without limitation the entering into of underwriting, marketing and institution / trustees / agents and similar agreements / and to remunerate the managers, underwriters and all other agencies / intermediaries by way of commission, brokerage, fees and the like as may be involved or connected in such offerings of Securities, with power on behalf of the Company to settle any

questions, difficulties or doubts that may arise in regard to any such issue or allotment as it may in its absolute discretion deem fit.

(g) RESOLVED FURTHER THAT for the purpose aforesaid, the Board be and is hereby authorised to settle all questions, difficulties or doubts that may arise in regard to the issue, offer or allotment of Securities and utilisation of the issue proceeds including but without limitation to the creation of such mortgage / charge under Section 293(1)(a) of the said Act in respect of the aforesaid Securities either on pari passu basis or otherwise or in the borrowing of loans as it may in its absolute discretion deem fit without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

(h) RESOLVED FURTHER THAT the Board be and is hereby authorised to delegate all or any of the powers herein conferred to any Committee of Directors or the Chairman or any other Officers / Authorised Representatives of the Company to give effect to the aforesaid resolution."

Registered Office:
Reliance Energy Centre
Santa Cruz (East)
Mumbai 400 055

By Order of the Board
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

May 24, 2009

**Notes:**

1. The relative Explanatory Statement pursuant to Section 173(2) and 192A (2) of the Companies Act, 1956, setting out material facts is annexed hereto.
2. The Board of Directors has appointed Shri Anil Lohia, Chartered Accountant, as Scrutinizer to conduct the voting through postal ballot, in a fair and transparent manner and to receive and scrutinize the completed ballot papers from the Members. The Postal Ballot Form and the self-addressed business reply envelope are enclosed for use of Members.
3. You are requested to carefully read the instructions printed in the Postal Ballot Form and return the said Postal Ballot Form (no other form or photocopy of the Postal Ballot Form is permitted) duly completed with the assent (for) or dissent (against), in the attached self addressed postage pre-paid envelope, so as to reach the Scrutinizer before the close of working hours (1700 hours) on or before Wednesday, June 24, 2009, to be eligible for being considered, failing which, it will be strictly treated as if no reply has been received from the member. The Scrutinizer will submit his report to the Chairman after completion of scrutiny and the results of the postal ballot will be announced on or after June 24, 2009, at the Registered Office of the Company at Reliance Energy Centre, Santa Cruz (East) Mumbai 400 055.
4. All documents referred to in the accompanying Notice and the Explanatory Statement are open for inspection at the Registered Office of the Company during the office hours on all working days except Saturdays between 11.00 a.m. and 1.00 p.m. up to June 24, 2009.

## ANNEXURE TO NOTICE

### Explanatory Statement Pursuant to Section 173(2) and 192A(2) of the Companies Act, 1956

**Item No.1**

The Company either directly or through subsidiaries or through investee companies and on its own or in consortium is engaged in a number of projects under implementation or under consideration in the field of power generation, transmission, distribution as also infrastructure development such as highways, roads, bridges, metro rail and other mass rapid transit systems, airports, special economic zones, real estate, etc.

In order to enhance its net worth and to have greater financial strength to implement such large projects, the Company needs to augment long term resources. For this purpose and for general corporate purposes as may be decided by the Board from time to time in the best interests of the Company, it is proposed to issue up to 4.29 crore warrants entitling the holders to subscribe to an equivalent number of equity shares of the Company by the promoters and/or entity/entities in the promoter group of the Company on a preferential allotment basis in accordance with the Guidelines for Preferential Issues contained in Chapter XIII of the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 (hereinafter referred to as the "Preferential Issue Guidelines") including any statutory modification(s) or re-enactment thereof for the time being in force.

Other disclosures in terms of Clause 13.1A of the Preferential Issue Guidelines:

(i) The object(s) of the issue through preferential offer: To augment long term resources to fund the growth plans of the Company as mentioned above and for general corporate purposes.

(ii) Intention of Promoters/Key Management persons to subscribe to the offer: The preferential issue of warrants with a right to subscribe to equity shares would be made to the promoter of the Company viz. AAA Project Ventures Private Limited or any other promoter group entity/person.

(iii) Shareholding pattern before and after the preferential issue

| Shareholders | Pre-issue shareholding | | Post-issue shareholding | |
|---|---|---|---|---|
| | No. of shares | % | No. of shares | % |
| **A. Promoters Group** | | | | |
| AAA Project Ventures Private Limited (company proposed for preferential issue) | 8,34,98, 937 | 37.07 | 12,63,98, 937 | 47.13 |
| Others not proposed for preferential issue | 15,29,709 | 0.68 | 15,29,709 | 0.57 |
| **Total Promoters Group (A)** | **8,50,28, 646** | **37.75** | **12,79,28,646** | **47.70** |
| **B. Non Promoters Group** | **14,02, 41,616** | **62.25** | **14,02,41,616** | **52.30** |
| **Total Capital (A+B)** | **22,52, 70,262** | **100.00** | **26,81,70,262** | **100.00** |

(iv) Proposed time within which the allotment shall be completed: The allotment of the warrants would be completed within the time prescribed under the Preferential Issue Guidelines.

(v) The identity of the proposed allottee and the percentage of post preferential issue capital that may be held by them:

| Identity of proposed allottee | No. of equity shares/ warrants to be allotted | % of post issue/ allotment |
|---|---|---|
| AAA Project Ventures Private Limited or any other promoter group entity/person | 4,29,00,000 | 47.13 |

(vi) Price: The issue of warrants including equity shares to be issued against warrants will be at a price being not less than higher of the following:

(a) The average of the weekly high and low of the closing prices of the Company's shares quoted on the Stock Exchange (National Stock Exchange of India Limited) during the six months preceding the "relevant date"; or

(b) The average of the weekly high and low of the closing prices of the Company's shares quoted on the Stock Exchange (National Stock Exchange of India Limited) during the two weeks preceding the "relevant date".

(vii) Relevant Date: The "relevant date" for determining the issue price of the resultant equity shares to be allotted against warrants shall be May 25, 2009, being the date which is 30 days prior to the last date for assent to this resolution by requisite majority of members by way of Postal Ballot i.e. June 24, 2009, which is deemed to be the date of holding of the general meeting in terms of Section 192A of the Companies Act, 1956, read with the relevant Rules thereunder.

(viii) An amount, as may be decided by the Board of Directors, not being less than 25% of the issue price shall be payable upon subscription to the warrants. The warrants would be allotted on the following terms:

- The holder of warrants will be entitled to apply for and be allotted, in one or more tranches, 1 (one) equity share of the Company per warrant at any time after October 9, 2009 but on or before the expiry of 18 months from the date of allotment of the said warrants. Upon exercise of the right to subscribe for equity shares, the warrant holders shall be liable to make the payment of balance sum, being 75 per cent or less as the case may be of the issue price, towards subscription to each equity share, as may be applied. The amount paid against warrants shall be adjusted / set off against the issue price of the resultant equity shares.
- Upon receipt of the payment as above, the Board (or a Committee thereof) shall allot one equity share per warrant by appropriating Rs 10 towards equity share capital and the balance amount paid against each warrant, towards the securities premium.
- If the entitlement against the warrants to apply for the equity share is not exercised within 18 months from the date of allotment, then such warrants along with the rights attached thereto shall expire and any amount paid on such warrants shall stand forfeited.
- The warrant holders shall also be entitled to any future issue of bonus/rights, if any, of equity shares or warrants convertible into equity shares or such other securities by the Company, in the same proportion and manner as any other shareholders of the Company for the time being and the Company shall reserve proportion of such entitlement for the warrant holders.
- The warrant by itself does not give to the holder(s) thereof any rights of the shareholders of the Company.
- The equity shares issued as above shall rank *pari passu* in all respects with the then existing equity shares of the Company. The equity shares and warrants shall be subject to the Memorandum and Articles of Association of the Company.

(ix) Lock in: The Securities issued as above shall be locked-in for a period of three years from the date of allotment or such other period as may be prescribed under Preferential Issue Guidelines. However, the locked-in equity shares / warrants may be transferred to and amongst promoter / promoter group subject to continuation of lock-in in the hands of transferee for the remaining period.

(x) Letter of intent from AAA Project Ventures Private Limited (the Company belonging to the promoter group) agreeing to subscribe to the offer has been received. In the event, any of the warrants remaining unsubscribed by the aforesaid promoter group company, for any reason whatsoever, the same will be offered and allotted by the Board at its absolute discretion to any other entity owned or controlled by the promoter group.

(xi) The Auditors' certificate certifying that the issue of the Securities is being made in accordance with the Preferential Issue Guidelines will be available for inspection at the Registered Office of the Company on all working days except Saturdays between 11.00 a.m and 1.00 p.m up to June 24, 2009.

Pursuant to the provisions of Section 81(1A) of the Companies Act, 1956, any offer or issue of shares in a company to persons other than the holders of the equity shares of a company or to such holders otherwise than in proportion to the capital paid up, requires prior approval of the shareholders in general meeting by a Special Resolution. In terms of Section 192A of the Companies Act, 1956, a listed company may propose any resolution to be passed by the Members through Postal Ballot in accordance with the Companies (Passing of Resolution by Postal Ballot) Rules, 2001. Although not mandatory, as a measure of good corporate governance, the Board is seeking Members' approval through Postal Ballot process instead of convening a general meeting, to facilitate wider participation in the decision making process by the Members.

Approval of the Members is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

Shri Anil D. Ambani, the Chairman of the Company and the Promoter may be deemed to be concerned or interested in the said special resolution. Except him, none of the other Directors of the Company is, in any way, concerned or interested in the said resolution.

The Board of Directors recommends the resolution set out at Item No. 1 of the accompanying Notice for the approval of the Members.

**Item No. 2**

The Company, in order to enhance its global competitiveness and increase the ability to compete with the peer group in domestic and international markets, needs to strengthen its financial position by augmenting long term resources, from time to time.

The proposed special resolution seeks the enabling authorization of the Members to the Board of Directors, without the need of any further approval from the shareholders, to undertake the Qualified Institutional Placement ("QIP") with the Qualified Institutional Buyers ("QIB"), in accordance with the provisions of Chapter XIII-A of the SEBI (Disclosure and Investor Protection) Guidelines, 2000 ("SEBI DIP Guidelines"). Pursuant to the above, the Board may, in one or more tranches, issue and allot equity shares/ fully convertible debentures/ partly convertible debentures / non convertible debentures with warrants/ any other securities (other than warrants), which are convertible into or exchangeable with equity shares on such date as may be determined by the Board but not later than 60 months from the date of allotment (collectively referred to as "QIP Securities").

The said QIP by the Board shall be subject to the provisions of the SEBI DIP Guidelines (as amended from time to time) including the pricing, which will not be less than the average of the weekly high and low of the closing prices of the related shares quoted on the stock exchanges during the two weeks preceding the relevant date. The relevant date for the determination of applicable price for the issue of the QIP Securities shall be the date of the meeting in which the Board of the Company decide to open the proposed issue or in case of securities which are convertible into or exchangeable with equity shares at a later date, the date on which the holder of such securities becomes entitled to apply for the said shares, as the case may be. For reasons aforesaid, an enabling resolution is therefore proposed to be passed to give adequate flexibility and discretion to the Board to finalise the terms of the issue. The securities issued pursuant to the offering would be listed on the Indian stock exchanges.

The proposed issue of Securities as above may be made in one or more tranches such that the Securities to be issued shall not result in (a) allotment of any equity shares of the Company on or before October 9, 2009 and (b) increasing the then issued equity shares of the Company by more than 25% of the then issued equity shares of the Company.

The Securities issued under QIP issue pursuant to offer may, if necessary, may be secured by way of mortgage/ hypothecation on the Company's assets as may be finalized by the Board of Directors in consultation with the Security Holders/Trustees in favour of Security Holders/Trustees for the holders of the said securities. As the documents to be executed between the security holders / trustees for the holders of the said securities and the Company may contain the power to take over the management of the Company in certain events, enabling approval is also sought under Section 293 (1) (a) of the Companies Act, 1956.

Section 81(1A) of the Companies Act, 1956 and Listing Agreement entered with the Stock Exchanges, provide, inter alia, that where it is proposed to increase the subscribed share capital of the Company by allotment of further shares, such further shares shall be offered to the persons who on the date of the offer are holders of the equity shares of the Company, in proportion to the capital paid-up on those shares as of that date unless the Members decide otherwise. The Special Resolution seeks the consent and authorisation of the Members to the Board of Directors to make the proposed issue of Securities, in consultation with the Lead Managers, Legal Advisors and other intermediaries and in the event it is decided to issue Securities convertible into equity shares, to issue to the holders of such convertible Securities in such manner and such number of equity shares on conversion as may be required to be issued in accordance with the terms of the issue, keeping in view the then prevailing market conditions and in accordance with the applicable provisions of rules, regulations or guidelines.

The Board of Directors accordingly recommends the resolution set out at Item No. 2 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

None of the Directors of the Company is, in any way, concerned or interested in the said resolution, except to the extent of their shareholding.

Registered Office:
Reliance Energy Centre
Santa Cruz (East)
Mumbai 400 055

By Order of the Board
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

May 24, 2009